FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: January 16, 2006                            By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

January 16, 2006
Number: 001-06

PRIVATE PLACEMENT CLOSES

VANCOUVER (January 16, 2006) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., announces the closing of its private placement totalling $290,900. These funds were raised by the Company issuing a total of 1,711,177 flow-through common shares at a price of $0.17 per share. The shares are subject to a hold period expiring May 10, 2006.

The funds raised by way of this private placement will be used for the Company's 2006 exploration program on the West Raglan Project. A preliminary 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by the Company and Anglo American Exploration (Canada) Limited (‘AAEC’).

Additionally, the Company has granted 3,000,000 incentive stock options to certain of its directors, officers, employees and consultants exercisable at a price of $0.17 per share for a period of two years.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

David Patterson
Chief Executive Officer